

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Harry Steck
Chief Executive Officer
Traccom Inc.
P.O. Box 8906
4774 Park Granada, Suite 10
Calabasas, CA 91372

> **Re: Traccom Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 10, 2021**
> **File No. 024-11448**

Dear Mr. Steck:

 We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 10, 2021

Jury Trial Waiver, page 24

1. Please revise here and in the Subscription Agreement to state clearly whether or not the jury waiver provision applies to federal securities law claims.

Balance Sheet, page F-2

2. Please delete the "Net Income" line item from your Balance Sheet and instead classify such amounts within retained earnings (deficit).

Statement of Operations, page F-3

3. Please provide EPS data pursuant to ASC 260.

Statements of Cash Flows, page F-4

4.   Please reclassify the loan and credit card transactions as financing activities pursuant to ASC 230-10-45-15.In this regard, it appears that this apparent error generates a reported operating cash flow surplus instead of deficit.

Statements of Changes in Stockholders' Equity (Deficit), page F-5

5.   Please revise the statement to include year 2019 as required by Form 1-A.

Note 1. Summary of Significant Accounting Policies, page F-6

6.   Please revise to provide the required disclosures, or explain to us, how you have considered conditions and events that may raise substantial doubt about your ability to continue as a going concern under ASC 205-40-50.

7.   Please expand your revenue recognition policy to clearly disclose how you determined that the indiegogo payments should be classified as revenue. If no goods or services were exchanged in these transactions then it appears that these amounts should be accounted for as capital transactions. Fully describe any consideration or contingent consideration that you offered in exchange for these payments and why no substantial COGS is recognized.

Note 1, page F-6

8.   Given that NRE comprises over 95% of your total assets, please expand your footnote disclosure to fully describe this asset and to state whether it was acquired from a related party. Further, please disclose the specific factors considered in determining the amortization period and method for this asset.

Exhibit 16, page F-7

9.   It is not clear whether there is a reasonable basis for these projections in light of your limited operating history. In this regard, please see the analogous guidance in the AICPA's Guide to Prospective Financial Information. Please disclose the support you have for each material estimate and assumption underlying these projections or delete them from the filing.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Metoyer at (202) 551-6001 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences